SCHEDULE 10

        NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company

P&O Princess Cruises plc

2) Name of shareholder having a major interest

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not stated

5) Number of shares/amount of stock acquired
Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary shares of 50 cents each

10) Date of transaction

Not stated

11) Date company informed

24 October 2002

12) Total holding following this notification

43,104,906 ordinary shares


13) Total percentage holding of issued class following this notification

6.22%

14) Any additional information

Part of holding may relate to hedging arrangements for customer transactions

15) Name of contact and telephone number for queries

Simon Pearce 020 7805 1208

16) Name and signature of authorised company official responsible for making this notification
Simon Pearce, Company Secretary

Date of notification .....25 October 2002.....